November 14, 2014

Via EDGAR

Susan Block

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Blue Sky Media Corporation

Registration Statement on Form S-1/A

Filed September 19, 2014

File No. 333-198828

Dear Susan Block:

This is Blue Sky Media Corporation's (the Company) response to your correspondence dated October 16, 2014 relating to the Company's Registration Statement on Form S-1 filed on September 19, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. We note that you are registering the sale of 1,100,500 shares of common stock by the selling shareholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the relatively short period that some of the selling shareholders have held the shares, please provide us an analysis as to why this should not be considered an indirect primary offering and the securities offered at a fixed price for the duration of the offering. In your response, please tell us about any relationships between the issuer and the selling shareholders. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov and Rule 415 under the Securities Act Rules.

Response:

The date on which and the circumstances in which each selling stockholder received the shares and/or the overlying securities

342,000 of the 1,100,500 Registrable Shares were acquired by selling stockholders through the shares issued for the acquisition of the Company's film rights. The Registrable Shares were issued to 41 shareholders through the acquisition on May 15, 2013. The shareholders have held their shares for over 16 months as of year end 2014.

94,500 of the registrable shares were acquired by the selling stockholders through the purchase of shares through a valid private placement under Section 4(2) of the Securities Act 1933.

665,000 of the registrable shares were issued for services rendered to the Company.

In any event, however, the length of time for which the selling stockholders will have held their Registrable Shares prior to resale pursuant to the registration statement is only one factor cited in CDI 612.09, to be considered alongside the other factors listed therein in arriving at a conclusion, after careful and complete review of the relevant facts and circumstances, of whether the transaction at issue is in fact a primary offering. Also relevant to the analysis are the circumstances under which the selling stockholders received the Registrable Shares. In the case at hand, the selling stockholders received the Registrable Securities through an acquisition of an asset, a valid private placement under Section 4(2) of the Securities Act 1933, and the issuance of shares for services rendered to the Company. All of the selling stockholders acquired their Registrable Shares, for investment and specifically represented to the Company that they were not acquiring their securities with a view to distribution or resale of the securities except in full compliance with all applicable provisions of the Securities Act. There is no evidence to suggest that those representations are false. The mere fact that the Registrable Shares are now being registered for resale is no evidence that the selling stockholders desire to effect an immediate distribution.

There is also no evidence that the selling stockholders are acting in concert to effect a distribution of the Registrable Shares. There are 48 persons or entities for whom the sale of securities is being registered in the registration statement. There is noevidence that the selling stockholders have any plan to act in concert with respect to their Registrable Shares.

The relationship of each selling stockholder with the Company

Affiliates\Non-Affiliates

Of the 1,100,500 Registrable Shares, none of the shares are held by persons who were or are affiliates of the company; which further provides support for the Company's argument that the non-affiliates have acquired their securities for investment and not with the intent to effect a distribution of the Registrable Shares.

Whether or not any of the selling stockholders is in the business of buying and selling securities

The selling stockholders are individuals who represented at the time of purchase of the Registrable Shares that they were buying for their own accounts, for investment and not with a view to distribution or resale of securities except in full compliance with all applicable provisions of the Securities Act. Further none of the selling stockholders are in the business of buying and selling securities. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Conclusion: Considering all circumstances, the selling stockholders are not acting as a conduit for the Company

Considering the following factors identified in CDI 612.09 for purposes of determining whether a secondary offering is really being conducted on behalf of the issuer: (i) the length of time the selling stockholder has held its shares of common stock of the issuer, (ii) the circumstances surrounding the acquisition by the selling stockholder of its shares of common stock, (iii) the relationship between the selling stockholder and the issuer, (iv) whether the selling stockholder is in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances, whether the selling stockholder appears to be acting as a conduit for the issuer.

The selling stockholders are individuals and corporate entities that purchased shares or were issued shares for their own accounts, and as all of the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution and are not acting as conduits for the Company. There is no evidence to suggest that any of the selling stockholders are acting in concert to effect a coordinated distribution of the Registrable Shares. In addition, the selling stockholders beneficially own so much common stock that it would be virtually impossible for them to distribute immediately all of the Registrable Shares because there is no active trading market for the Company's common stock. None of the selling stockholders are in the business of underwriting securities. In these circumstances we are of the view that the offering the Company seeks to register is a valid secondary offering.

2. The company appears to be a "shell company" as defined in Rule 405 of the Securities Act of 1933. Please tell us the basis for your determination that the company is not a "shell company," or revise the disclosure throughout your prospectus to disclose your status as a shell company.

Response:

The Company began operations and began generating revenues through its commercial video work in April of 2013 (14 months prior to year end 2014). In May of 2013 the Company acquired rights to the films it owns which are a substantial part of the company's assets.

Since inception, by year end 2014, the Company had generated revenues of $106,002. The company's assets at year end 2014 were $91,887. It should also be noted that at year end 2014, although $54,151 of its assets were cash and $7,500 were in accounts receivable (which the company received in October of 2014); all cash was generated through the Company's operations with the exception of $9,450 which was from investment capital.

We are an operational emerging growth Company and a smaller reporting company. As such we believe that our assets and revenues exceed what would be deemed nominal. (Please note the Company's business plans in the section "Description of business" on page?)

It is management's contention that given the past and current level of operations and planned operations over the next 12 months that the company is not a shell Company.

Cover Page of Registration Statement

Calculation of Registration Fee

3. We note the registration fee is calculated in accordance with Rule 457(o), but it appears that Rule 457(a) should apply instead. Please revise or advise.

Response:

In response to the Staff's comment, the Company has revised to reflect Rule 457(a)

Prospectus Cover Page

4. Please refer to the fourth paragraph. Please revise to clearly state that the shares will be offered at a fixed price of $.50 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:

Revised to reflect the sales price to the public will be offered at a fixed price of $.50 per share until shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

JOBS Act

5. Please remove these 2 paragraphs from the cover page and include them instead in an appropriate place in the prospectus, as they are not responsive to Item 501 of Regulation S-K.

Response:

The paragraphs were moved to page 5 of the Prospectus summary.

Prospectus Summary, page 5

Company Cash Flow, page 5

6. Please disclose in the summary monthly burn rate, the fact that the company will require additional resources to develop its concepts and that it does not expect to be able to meet its capital requirements beyond the next twelve months. We note in this regard your disclosure in the third paragraph on page six and the fourth paragraph of the Risk Factors section on page eight. Also, please disclose your current cash balance as of the most recent practicable date. Revise to update your cash on hand balance with any subsequent amendments.

Response:

Our burn rate is anticipated to be approximately $3,000 per month based on our current projections. If we do not have substantial revenues, or an infusion of capital by the end of the next 12 months we would not be able to meet our capital requirements. At June 30, 2014 we had cash of $54,151 and at October 31, 2014 we had cash of $42,584. For the period from its inception, March 20, 2013 through the period ending June 30, 2014 the Company had Revenues of $106,002.

Future Assets and Growth, page 6

7. Please provide detail and quantify your statement at the bottom of page six that you will seek consultation with people "more adept in the entertainment and film industry" to carry out your business. Here or in the Business Section, quantify numbers of expected employees, timing, and related costs, or tell us why you do not believe this information is material.

Response

Response-reflected in the business section.

(For Details on our Business Plan Please See: Description of Business, p. 17) was added.

8. Please revise this section to briefly summarize specific aspects of your business plan and the obstacles you face in implementing it. In doing so, please summarize where possible the projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing.

Response

Response-reflected in the business section.

(For Details on our Business Plan Please See: Description of Business, p. 17) was added.

About this Offering, page 8

9. Revise this disclosure to reconcile the description of the offering price with the information in the fee table. For instance, please revise here to state that the shares will be offered at a fixed price of $.50 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response

Revised accordingly.

Risk Factors, page 8

10. Several of the risk factor titles are quite long. Please revise to make the risk you are presenting clearer in each title, and to make the titles shorter. Also, please avoid the use of all caps in the titles, which makes them more difficult to read. See "A Plain English Handbook," available on our website at: http://www.sec.gov/pdf/handbook.pdf.

Response

Changes were made accordingly

We depend highly on our current president who has limited experience in running a public company, page 8

11. Please revise this risk factor to explain how many hours a week Mr. Berian expects to devote to the business of Blue Sky.

Response

Revised to reflect "only devotes approximately 40% of his time (approximately 16 hours) per week to our business"

Loss of our CEO, page 8

12. Please clarify here that your CEO has received common stock as compensation.

Response

The following was added "however he did receive compensation of 3,000,000 shares of the Company's common stock."

There are increased costs and regulations, page 8

13. To the extent practicable, please quantify the anticipated increased costs with being a public company.

Response

The following was added:

Projected cost for the next 12 months associated with the operation aspects of being a public company are projected to be approximately $7,500.

Since a two stockholders [sic]Émight negatively impact the value of your common shares, page 9

14. It appears that the risk you are disclosing is that investors in the offering will hold only a minority of the shares, because Mr. Berian and Ms. Grabowski hold just under 70%. Please edit the title of the risk factor to describe the risk more succinctly.

Response

Upon completion of the offering stockholders will own a minority percentage of the Company's stock.

We may require additional financingÉand ultimately the loss of any shareholder's investment, page 10

15. Please revise this risk factor to emphasize that the company will receive no proceeds from the offering. As written, the disclosure implies that after funds are raised in this offering, additional funding may be needed.

Response

Revised with the addition of-We will receive no proceeds from this offering.

Our products or processes could give rise to claims that our products infringe on the rights of others, page 10

16. For clarity, please explain which of your products and processes might be subject to existing patent rights, and whether you will seek to patent any of your products or processes. Revise the next risk factor to provide a similar explanation for processes and products for which you may seek copyright or trademark protection.

Response

Paragraph 2 and 3 under the heading were added.

As there is no public market for our common shares investors may not be able to sell their shares, page 10

17. Consider combining this risk factor with the first risk factor on page 9, which appears to cover a similar risk.

Response

The first risk factor on page 9 was deleted and the last risk factor on page 10 was revised accordingly.

Selling Security Holders, page 12

18. Please revise your disclosure to identify the natural person who holds voting and dispositive power for the shares held by the Howard Eriksen Family Trust, Cabb Enterprises, and the Huff Family Revocable Trust.

Response

Disclosure added accordingly.

No Broker is Being Utilized in this Offering, page 16

19. It appears that the offering has no underwriter, and is not an underwritten offering. Please explain to us what you mean when you say that the offering is "self-underwritten" or delete the reference to "self-underwritten."

Response

Self-underwritten was deleted accordingly.

20. Since you do not appear to be using an underwriter, it is unclear what you mean by your statement that you will need a FINRA no-objections confirmation on the terms of the underwriting compensation before brokers can be brought into the offering. Please clarify this in your disclosure, or advise.

Response

The paragraph was revised accordingly.

21. Confirm your understanding that, pursuant to the undertakings you made in Part II of the Registration Statement under Rule 512(a)(iii) of Regulation S-K, changes in arrangements with brokers constitute a material change to the Plan of Distribution, which you must disclose in an amendment to the Registration Statement prior to effectiveness if that is when the change occurs, or in a Post-Effective amendment if brokers are added after the Registration Statement has been declared effective.

Response

The paragraph was revised.

Description of Business, page 17

Business, page 17

22. Please furnish a business description that is consistent with the requirements of Item 101 of Regulation S-K, as applicable. In particular, furnish the disclosure concerning patents, trademarks and licenses required by Item 101(h)(4)(vii), which for the company might include copyrights on the concepts it is marketing—if it is not possible to copyright or otherwise protect such work, state that in the disclosure; and, if material, information about any research and development you have undertaken or plan to undertake about marketable film concepts as required by Item 101(h)(x).

Response

The Description of business section was revised accordingly.

23. Your business section has several sections that appear to overlap or repeat information. Please revise to create a clear overview of the company's business strategy, eliminate repetition, and explain what each aspect of the company's business entails.

Response

The Description of business section was revised accordingly.

24. For example, we note your disclosure that the company has rights to several films in the pre-production phase, as well as various other projects at varying levels of completion. Revise to provide investors with a brief summary of what the referenced projects entail, where they are in the process of development, what steps you will take to complete them, and describe the company's timing expectations.

Response

The Description of Business section was revised accordingly.

Marketing and Distribution, page 17

25. You state here that, to date, your revenues have come from the sale of the rights to one of your films. However, in your discussion of Commercial Video on page 19, you state that the production of commercials has made up the bulk of your revenues to date. Please review your disclosure and clarify as necessary.

Response

The Description of Business section was revised accordingly.

Industry Overview, page 18

26. Please tell us the source for the 2014 Facebook information you reference.

Response:

Reference inserted accordingly.

APP Research and Development, page 19

27. It is unclear what the APP is intended to do and how it would aid amateurs with video. Please revise to briefly explain what is anticipated the APP would do.

Response

The description of the APP was revised accordingly.

Competition for APPs, page 19

28. Please revise this paragraph to explain what the company's relative competitive position is in the industry it will be entering. Refer to Item 101(h)(4)(iv) in drafting your response.

Response

The description of the APP was revised accordingly.

Employees, page 19

29. Please revise this section to state the number of independent contractors and the work that they perform for the company.

Response

The details were revised accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 21

30. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Berian and Ms. Grabowski should serve as your directors. We note in this regard that most of their previous experience has been in marketing. Describe any relevant film, concept development or film distribution experience Mr. Berian and Ms. Grabowski have. Refer to Item 401(e)(1) of Regulation S-K.

Response:

Revised to include additional information as their experience.

Security Ownership of Certain Beneficial Owners and Management, page 22

31. Revise the table to include all of the information required by Item 403(a) of Regulation S-K, including the names and addresses of the beneficial owners listed.

Response:

Revised to include the address

32. Briefly describe the risks to investors of not having an unrelated transfer agent for the sale of the shares.

Response:

Paragraphs were revised to describe risks accordingly.

Related Party Transactions, page 23

33. We note your disclosure that all of your capital and assets have been provided or acquired from your principal shareholders and from your officers and directors. Please furnish all of the disclosure about these transactions, including the Private Placement referenced on page eight, required by Item 404 of Regulation S-K, or tell us why you do not believe such disclosure to be material.

Response:

Per Item 404 of Regulation S-K we believe we have furnished all the disclosure required.

34. Please expand your disclosure of the Ocean Pure Media transaction to include the value of the transaction and how such total value was determined. Also, indicate the specific film rights acquired and the value attributed to each.

Response:

The paragraph was revised accordingly.

35. Refer to the disclosure that you issued 215,000 shares at $.10 per share for marketing services. If these are the shares issued to Pink Sky LLC and Stephen Lynch that you refer to under the heading "Disclosure of payment of services with shares of common stock" on page 24, please revise the disclosure to state that. Also, please describe in greater detail what services Pink Sky and Mr. Lynch provided to the company.

Response:

The paragraph was revised and detail added accordingly.

36. Please explain the disclosure in the third full paragraph of this section concerning the issuance of a certificate with a restrictive legend. Does this apply to all of the transactions discussed in this section? Please revise the disclosure, or advise.

Response:

The following paragraph is intended to reflect that all shares issued to all shareholders are restricted shares until such time that they are registered:

All shareholders certificates for shares have been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

37. In the EDGAR filed version of your document, the financial statements and the notes to the financial statements appear between pages 24 and 25 of the prospectus. Please correct this when you file your amendment. Our comments on the financial statements appear following our comments on page 28 of your document, below.

Response:

Revised accordingly.

38. We note that you are a development stage company with nominal operations and limited revenues to date. As such, please include a plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months for each of the aspects of your business you intend to develop. Specifically address the material steps needed to develop the APP you discuss.

Response:

2 paragraphs were added to include details of our plan of operations.

Results of Operations, page 26

For the Period Commencing March 20, 2013 to June 30, 2014

39. Please revise your discussion of operating results to specifically state revenue attributable to the sale of film rights and that as derived from commercial video work.

Response:

Revised accordingly

40. Please include in your discussion of revenues whether you have any contracts for continuing commercial video work with existing customers and, if so, the material terms of such contracts.

Response:

Revised to add information regarding our revenues since year end from commercial video work.

Controls and Procedures, page 26

41. In view of the comments above regarding accounting and reporting matters, please consider whether the conclusion in regard to your disclosures controls and procedures is appropriate. If you believe such are still considered to be effective, please explain to us the basis for your conclusion.

Response:

The paragraph was deleted.

Recent Sales of Unregistered Securities, page 28

42. Please revise this disclosure to include all of the information required by Item 701 of Regulation S-K, including the names of each of the selling shareholders and the exemption relied upon. Briefly explain the facts making the exemption available for issuance of the shares, for each of the transactions listed.

Response

The section Recent Sale of Unregistered Securities was revised accordingly.

43. Please briefly describe the Ocean Pure Media Corporation acquisition in an appropriate place in the document or advise.

Response

The details surrounding the transaction were revised accordingly

Report of Independent Registered Public Accounting Firm, page F-1

44. Please revise the introduction and conclusion paragraphs of the opinion to specifically state the periods on which the accountant is opining. The opinion should refer to the year ended June 30, 2014 and the period from March 20, 2013 (inception) through June 30, 2013.

Response

Report was revised.

Consolidated Balance Sheet, page F-2

45. We note from disclosure elsewhere in your filing that you sold one of your films in June 2014 that appears was acquired in fiscal 2013. However, it does not appear that the balance in Film Assets at June 30, 2014 has decreased from that at June 30, 2013. Please explain why the sale of the film would not result in the reduction of Film Assets.

Response

Balance sheet was revised to reflect the decrease in assets.

46. You report $45,000 at June 30, 2014 for "APP" in other assets. This appears to be in regard to the film app referred to in the filing that you are developing. Please explain to us why it is appropriate to record an asset for costs incurred in developing this app and how your accounting complies with ASC 985-20-25-1 and 2.

Response

Revised to reflect the expense of the development of the APP

Consolidated Statements of Operations, page F-3

47. Please confirm our understanding that revenue includes proceeds from the sale of the film in June 2014. If our understanding is correct, please tell us why you have presented this as revenue and related cost of goods sold instead of as a gain on sale of an asset, for the sale of the rights does not appear to be a primary purpose of your business intentions as stated on page 17. Your discussion should also include whether you have retained any rights to this film. Additionally, disclose the amount of gain recognized on the sale and the amount of and basis for the carrying amount of the rights sold.

Response

Revised accordingly.

Consolidated Statement of Shareholders' Equity, page F-4

48. Please explain the line item "May 10, 2013 Stock Dividend/Ocean Pure Media." In this regard, it appears this issuance of common stock relates only to the Ocean Pure Media transaction for which no dividend was associated.

Response

Revised accordingly.

49. From information in your filing it appears the line item "stock issued for services, related party" contains two separate transactions; one for the issuance of 6,500,000 shares as compensation to Hannah Grabowski and 250,000 shares issued to Ms. Grabowski for initial capitalization of the company. Please revise your presentation as appropriate. Conform disclosure in note 3 to the financial statements as appropriate.

Response

Revised accordingly.

50. We note that, in 2014, you issued 3,000,000 shares of common stock at par value of $0.001 to Mr. Berian. We also note that, during that same period, all other issuances of stock had a value of $0.10 per share. Please support the assignment of market value of the 3,000,000 shares issued to your CEO at 10% the value of other stock transactions occurring around the same time.

Response

We revised the to reflect the shares being issued at $.10 per share.

51. We note that, during 2014, you issued 215,000 shares at $0.10 for marketing services for a total $21,500. Please tell us how this is recorded in your consolidated statement of operations.

Response

Revised to reflect the $21,500 as an expense.

Consolidated Statements of Cash Flows, page F-5

52. Based on information in the statement of changes in shareholders' equity (deficit) and elsewhere in your filing, we note the following as it pertains to the statement of cash flows:

á It appears you should present a reconciling item in operating activities for noncash services paid solely with stock of $24,500 and $6,500 for 2014 and 2013, respectively.

Response

Revised accordingly.

á It appears investing activities for APP of $45,000 in 2014 and film assets of $34,200 in 2013 resulted fully from the noncash issuance of stock that should be reported supplementally outside of the statement.

Response

Revised accordingly.

á It appears noncash issuances of stock associated with items above are included in the line items "paid in capital" and "sale of common stock" that should be removed.

Response

Revised accordingly.

á It appears the only cash financing activity in 2013 was $250 for the initial capital contribution made by Hannah Grabowski associated with the 250,000 shares of common stock issued to her.

Response

Revised accordingly.

á The full net cash proceeds from the sale of common stock in 2014 of $9,450 should be reported in the line item "sale of common stock."

Response

Revised accordingly.

Please revise your presentation as appropriate. Also, consider the potential impact on your presentation of financing activities in the statement of cash flows in regard to the comment above concerning the classification of the sale of the film rights in your statement of operations.

Notes to Consolidated Financial Statements

General

53. Please add a footnote to discuss your film assets. This footnote should discuss the Ocean Pure Media transaction including how the transaction was valued, identify each film title acquired, assign value to each title, and discuss the methodology used to assign the stated value.

Response

Footnote 3 was added to discuss the film acquisition transaction.

54. Please add a footnote and revise your discussion of your business in MD&A to include the material terms of the MMT agreement to develop the film APP. The revised disclosure should include the term, major benchmarks, division of responsibilities, and any penalty for non-performance.

Response

Note 6 on page F-8 was revised to include-(For Transaction Details See: (Description of Business-APP Research and Development, p. 19)

A section was added at the end of the 3rd paragraph to include the material terms of the transaction.

Signatures, page 31

55. Your registration statement must be signed by either your controller or your principal accounting officer. If Ms. Grabowski is also signing in her capacity as controller or principal accounting officer, please make that clear. Please refer to Form S-1.

Response

Revised accordingly.

56. We note the Mr. Berian and Ms. Grabowski signed the registration statement in all of their capacities with the company. Please revise to indicate that each is signing once as an executive officer, and separately as a director. See Instruction 1 to Form S-1.

Response

Revised accordingly.

Back Cover of Prospectus

57. Revise to indicate the dealer delivery requirements. Refer to Item 502 of Regulation S-K and Securities Act Rule 174.

Response

Revised accordingly.

Exhibits

58. Please refile exhibits 3.1, 3.2 and 5.1. They currently appear as image files on EDGAR without any content.

Response

Filed accordingly.

59. In your next amendment, please file all material contracts, as required by Item 601(b)(10) of Regulation S-K, including the MMT Agreement and the Ocean Pure Media Agreement.

Response

Filed accordingly.

Sincerely,

/s/ Wayne Berian

Wayne Berian, CEO, Blue Sky Media Corporation